Ross G. Landsbaum

Chief Financial Officer

July 26, 2016

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Re:	ReachLocal, Inc. Form 10-K for Fiscal Year Ended December 31, 2015 Filed March 30, 2016 Form 8-K Filed May 3, 2016 File No. 001-34749

Dear Mr. Spirgel:

ReachLocal, Inc., a Delaware corporation (the “Company”), hereby submits this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 21, 2016 with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 filed on March 30, 2016 and the Company’s Current Report on Form 8-K filed on May 3, 2016. The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses.

1.

Your presentation of Adjusted EBITDA in the title of your earnings release is inconsistent with Question 102.10 of the updated Compliance and Disclosure Interpretations the Division issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company will adapt its approach on future earnings releases as requested by the Staff.

2.

Your presentation of a full non-GAAP income statement is inconsistent with Question 102.10 of the updated Compliance and Disclosure Interpretation Guidance issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company will adapt its approach on future earnings releases as requested by the Staff.

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact Bradley Helms of Latham & Watkins LLP at (213) 891-8640 with any questions or further comments you may have regarding these filings or if you wish to discuss the above.

Sincerely,

/s/ Ross G. Landsbaum

Ross G. Landsbaum

Chief Financial Officer

ReachLocal, Inc.